Exhibit 4.3

UNITED STATES DEPARTMENT OF THE TREASURY

1500 Pennsylvania Avenue, NW

Washington, D.C. 20220

February 1, 2010

Ladies and Gentlemen:

Reference is made to that certain Letter Agreement dated as of February 6, 2009 by and between the United States Department of the Treasury (the “Investor”) and First Market Bank, FSB (the “Acquired Company”), incorporating the Securities Purchase Agreement — Standard Terms (the “Securities Purchase Agreement”). Further detail regarding the Securities Purchase Agreement is set forth on Schedule A hereto. Investor, the Acquired Company and Union Bankshares Corporation (the “Acquiror Company”), desire to set forth herein certain additional agreements as a result of the consummation of a merger transaction pursuant to the First Amended and Restated Agreement and Plan of Reorganization, dated as of March 30, 2009, by and between Acquiror Company and Acquired Company effective on the date hereof (the “Merger Transaction”). This letter shall be referred to as the “Merger Side Letter.” Capitalized terms used but not defined herein shall have the meanings assigned to them in the Securities Purchase Agreement and the Certificate of Designations.

As a result of the Merger Transaction, the Acquiror Company has assumed the obligations and responsibilities of Acquired Company to the Investor. Specifically:

1. Concurrently herewith, the Acquiror Company is paying all accrued and unpaid dividends on the Acquired Company’s Preferred Shares and Warrant Preferred Shares and is issuing a new series of preferred shares in exchange for the Acquired Company’s Preferred Shares and Warrant Preferred Shares; and

2. Pursuant to Section 4.3 of the Securities Purchase Agreement and effective as of the date hereof, Acquiror Company hereby expressly assumes the due and punctual performance and observance of each and every covenant, agreement, and condition of the Securities Purchase Agreement and all ancillary documents to be performed and observed by Acquired Company.

In connection with the foregoing, with the exception of the Securities Purchase Agreement, Acquiror Company is issuing new documentation to Investor to reflect the investment that Investor initially made in the Acquired Company, including the following (all section references below are to the Securities Purchase Agreement, unless otherwise provided):

1. a copy of the articles of incorporation and bylaws of the Acquiror Company, as amended and effective as of February 1, 2010;

2. an officer’s certificate from the Acquired Company regarding a bring down of the representations in the Securities Purchase Agreement as of the date hereof, per Section 1.2(d)(ii), with any exceptions to such representations noted on a disclosure schedule attached hereto and an officer’s certificate from the Acquiror Company certifying that the Acquiror Company has satisfied, as of the date hereof, the conditions set forth in Section 1.2(d)(i) of the Securities Purchase Agreement;

3. a certificate representing a number of a new series of preferred shares issued by the Acquiror Company to replace the Acquired Company’s Preferred Shares and Warrant Preferred Shares (the “New Preferred Shares”);

4. evidence the Acquiror Company filed a Certificate of Designations in connection with the New Preferred Shares issued to Investor as outlined in paragraph 3 above, per Section 1.2(d)(iii);

5. a legal opinion regarding the New Preferred Shares, per Section 1.2(d)(vi); and

6. a side letter regarding compliance with the American Recovery and Reinvestment Act of 2009.

Acquiror Company hereby acknowledges receipt of each of the closing documents in connection with the Investor’s investment in the Acquired Company.

This Merger Side Letter, the Securities Purchase Agreement and the above-listed documentation constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between the parties with respect to the subject matter hereof.

This Merger Side Letter may be executed in counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Merger Side Letter shall be governed by and construed in accordance with the federal law of the United States if and to the extent such law is applicable, and otherwise in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such state.

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In witness whereof, this side letter agreement has been duly executed by the authorized representatives of the parties hereto as of the date first above written.

UNION BANKSHARES CORPORATION

By:	/s/ G. WILLIAM BEALE
Name: G. William Beale Title: Chief Executive Officer

FIRST MARKET BANK, FSB

By:	/s/ DAVID J. FAIRCHILD
Name: David J. Fairchild Title: Chief Executive Officer

UNITED STATES DEPARTMENT OF THE TREASURY

By:	/s/ HERBERT M. ALLISON, JR.
Name: Herbert M. Allison, Jr. Title: Assistant Secretary for Financial Stability

SCHEDULE A

General Information Regarding Acquired Company Initial Closing:

Acquired Company Name:

First Market Bank, FSB

Corporate or other organizational form of the Acquired Company:

Federally Chartered Savings Bank

Date of Acquired Company Letter Agreement incorporating

the Securities Purchase Agreement:

February 6, 2009

Number and series of preferred stock issued to the

Investor at the Acquired Company Closing:

33,900 shares of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B

Number and series of warrant preferred stock issued to the

Investor at the Acquired Company Closing:

1,695 shares of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C

Terms of the Merger/Acquisition:

Effective Date of Merger/Acquisition: February 1, 2010

Resultant Acquiror Securities:

Number of New Preferred Shares Issued to Investor by Acquiror Company

Post-Merger to Replace the Acquired Company’s Preferred Shares: 35,595

Par Value of Such New Preferred Shares: $10.00

DISCLOSURE SCHEDULE

If none, please so indicate by checking the box: ☒